M a n u li f e R e p o rt s S e c o n d Q u a r t e r 2 0 2 3 R e s u lt s
“We continued to drive momentum and delivered strong results in the third quarter, evident in record total company core earnings, substantial top-line growth across our operating segments and steady growth in our book value per share. In Global WAM, we generated a 37% increase in core earnings year-over-year, and our core EBITDA margin4 further improved to 27.8% driven by strong AUMA growth and higher operating leverage.
In Asia, we reached record levels of APE sales, new business CSM and NBV, while delivering 17% growth in core earnings. On a year-to-date basis, we generated 70% of core earnings from our highest potential businesses4 which contributed to a 14% growth in core EPS excluding the impact of GMT. We remain focused on executing against our strategic priorities and delivering on our financial targets to bring a strong close to
2024, and I am optimistic in our ability to continue generating value to our shareholders.”
— Roy Gori, Manulife President & Chief Executive Officer
“We have made progress on our financial targets unveiled at our Investor Day this year. Core ROE of 16.6%
reflects strong business performance and disciplined capital allocation. We remain diligent in our expense management with 45.0% expense efficiency ratio4 on a year-to-date basis, in-line with our medium-term target of less than 45%. Our balance sheet is strong, and we returned more than $2 billion to our shareholders through our common share buyback program since the start of 20249.”
— Colin Simpson, Manulife Chief Financial Officer
TSX/NYSE/PSE: MFC SEHK: 945
C$ unless otherwise stated
TORONTO, ON – November 6, 2024 – Manulife Financial Corporation (“Manulife” or the “Company”) reported its third quarter results for the period ended September 30, 2024, delivering record core earnings and insurance new business results1.
Key highlights for the third quarter of 2024 (“3Q24”) include:
•Core earnings2 of $1.8 billion, up 4% on a constant exchange rate basis3 from the third quarter of 2023
(“3Q23”)
•Net income attributed to shareholders of $1.8 billion, up $0.8 billion from 3Q23
•Core EPS4 of $1.00, up 7%3 from 3Q23. EPS of $1.00, up 91%3 from 3Q23
•Excluding the impact of Global Minimum Taxes (“GMT”)5, core EPS4 was $1.03, up 11%3 from 3Q23
•Core ROE4 of 16.6% and ROE of 16.6%
•LICAT ratio6 of 137%
•APE sales up 40%7, new business CSM up 47%3 and new business value (“NBV”) up 39%7 from 3Q238
•Global Wealth and Asset Management net inflows7 of $5.2 billion, up from net outflows of $0.8 billion in 3Q23
Results at a Glance

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
	3Q24	3Q23	Change[3,7]	2024	2023	Change
Net income attributed to shareholders	$1,839	$1,013	82%	$3,747	$3,444	8%
Core earnings	$1,828	$1,743	4%	$5,319	$4,911	8%
EPS ($)	$1.00	$0.52	91%	$1.97	$1.76	11%
Core EPS ($)	$1.00	$0.92	7%	$2.84	$2.55	12%
ROE	16.6%	9.5%	7.1 pps	11.3%	10.8%	0.5 pps
Core ROE	16.6%	16.8%	-0.2 pps	16.3%	15.7%	0.6 pps
Book value per common share ($)	$24.40	$22.42	9%	$24.40	$22.42	9%
Adjusted BV per common share ($)[4]	$34.97	$30.67	14%	$34.97	$30.67	14%
Financial leverage ratio (%)[4]	23.5%	25.2%	-1.7 pps	23.5%	25.2%	-1.7 pps
APE sales	$2,347	$1,657	40%	$6,137	$4,890	26%
New business CSM	$759	$507	47%	$2,045	$1,541	33%
NBV	$843	$600	39%	$2,235	$1,694	32%
Global WAM net flows ($ billions)	$5.2	$(0.8)	-%	$12.0	$5.8	110%

M a n u li f e R e p o rt s S e c o n d Q u a r t e r 2 0 2 3 R e s u lt s
Results by Segment

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
	3Q24	3Q23	Change[7]	2024	2023	Change
Asia (US$)
Net income attributed to shareholders	$606	$63	877%	$1,300	$543	136%
Core earnings	453	390	17%	1,413	1,104	31%
APE sales	1,372	835	64%	3,242	2,582	28%
New business CSM	435	300	45%	1,148	845	38%
NBV	481	310	55%	1,194	900	35%
Canada
Net income attributed to shareholders	$430	$290	48%	$782	$826	(5)%
Core earnings	412	408	1%	1,178	1,135	4%
APE sales	343	431	(20)%	1,313	1,046	26%
New business CSM	95	51	86%	241	154	56%
NBV	143	153	(7)%	459	351	31%
U.S. (US$)
Net income attributed to shareholders	$5	$53	(91)%	$23	$327	(93)%
Core earnings	302	329	(8)%	940	955	(2)%
APE sales	97	79	23%	303	275	10%
New business CSM	52	40	30%	178	187	(5)%
NBV	34	25	36%	112	99	13%
Global WAM
Net income attributed to shareholders	$498	$318	55%	$1,213	$932	29%
Core earnings	499	361	37%	1,255	968	29%
Gross flows ($ billions)[7]	41.3	34.3	19%	128.2	108.2	18%
Average AUMA ($ billions)[7]	963	813	16%	924	812	13%
Core EBITDA margin (%)	27.8%	26.9%	90 bps	26.6%	24.7%	190 bps
Strategic Highlights
We are driving profitable top-line growth through product and distribution innovations
In Asia, we continued the rollout of Manulife Pro, our proprietary recognition and activation program for top-tier agents, to Hong Kong in July. This key initiative contributed to improved productivity, reflecting our investments in our agency force and contributing to over 20% year-over-year growth in agency NBV and agency APE sales in
3Q24. With this expansion Manulife Pro is now available in five of our markets10.
In addition, we further enhanced our high-net-worth offerings with the launch of two innovative new products:
Manulife Global Indexed UL PRO in our International High Net Worth business and Signature Indexed Income in
Singapore. These offerings build on our capabilities to meet the complex and evolving protection, legacy planning and wealth management needs of high-net-worth customers.
In the U.S., we expanded a differentiated enhancement to our entire suite of survivorship solutions, allowing customers to proactively address their estate planning needs now in anticipation of potential estate tax changes in
2026.
In Global WAM, we announced the closing of a $1.1 billion institutional fund - Manulife Private Equity Partners II.
This fund is part of our ongoing effort to provide specialized solutions for institutional investors seeking greater exposure to opportunities in the growing North American private equity market.
We are elevating the customer experience with continued digital and AI enhancements
In Asia, we improved customer experience and the operational efficiency of our Japan contact centre as part of global contact centre transformation initiatives. Our further enhancement of voice bot capabilities and the application of AI contributed to a record high transactional NPS11 on a year-to-date basis. AI-enabled speech-to-
text and call summarization enhancements reduced average contact centre handling time by 28% compared with
3Q23.
Furthermore, we launched new mobile apps in Vietnam and Indonesia as part of our program to create a unified customer app experience in each of our Asia markets. These apps now enable customers to seamlessly conduct a wide range of policy management activities including accessing policy information, making premium payments,

M a n u li f e R e p o rt s S e c o n d Q u a r t e r 2 0 2 3 R e s u lt s
tracking claim status, updating personal information and downloading contracts. Since the launch of the new mobile app in Vietnam in August, monthly customer registrations have nearly doubled12.
In the U.S., we entered into a strategic distribution partnership with Ethos – a life insurance technology company focused on simplifying the purchase experience – to provide prospective customers and nearly 9,000 newly appointed agents with instant coverage decisions for our Simple Term solution via the Ethos platform.
In Global WAM, we launched an AI-powered planning tool in our wealth platform in Canada Retail to enhance support for advisors and their clients, delivering an elevated service experience through streamlined financial planning processes and personalized advice and solutions.
We are helping our customers live longer, healthier, and better lives
In Canada, we further enhanced our mobile app for the Manulife Vitality program with tailored activity recommendations to provide customers with a more personalized app experience to help them achieve their health and wellness goals. Continuous improvements have resulted in a 9% increase in utilization year-over-year.
In the U.S., we provided access to GRAIL’s Galleri® multi-cancer early detection test to certain eligible John
Hancock Vitality members ages 40 to 49 (previously ages 50 and up). This change aligns our offering with recent medical research indicating a significant increase in early-onset cancer diagnoses13, reinforcing our commitment to early detection and better health outcomes for our members.
Strong earnings driven by continued business growth and improved market experience14
Core earnings of $1.8 billion in 3Q24, up 4% from 3Q23
The increase reflected strong business growth led by Global WAM and Asia, and a lower net charge in the provision for Expected Credit Loss (“ECL”), more than offsetting the impacts of GMT and reinsurance transactions closed earlier this year.
•Asia core earnings were up 17%, reflecting continued business growth momentum and benefits from updates to actuarial methods and assumptions in 2023 and 2024.
•Global WAM core earnings hit a record level in 3Q24 and grew 37%, driven by higher net fee income from favourable market impacts and positive net flows, favourable tax true-ups and benefits, and continued expense discipline.
•Canada core earnings increased 1% as strong business growth in Group Insurance more than offset the impact of less favourable claims experience in 3Q24.
•U.S. core earnings were down 8%, primarily due to lower investment spreads, impact from the previously completed reinsurance transaction and the annual review of actuarial methods and assumptions, partially offset by a lower charge in the ECL provision and more favourable claims experience in life.
•Corporate and Other core earnings decreased $123 million, mainly due to the impact of GMT and higher interest on capital allocated to operating segments.
Net Income attributed to shareholders of $1.8 billion in 3Q24, $0.8 billion higher compared with 3Q23
The $0.8 billion increase in net income reflects improved market experience and core earnings growth, partially offset by lower tax-related benefits and a higher net charge from the annual review of actuarial methods and assumptions. The net gain from market experience in 3Q24 was primarily related to higher-than-expected returns from public equity and net realized gains from the sale of debt instruments, partially offset by lower-than-expected returns on alternative long-duration assets mainly related to real estate investments.
Record levels across all three insurance new business metrics for total company and Asia segment, and strong net inflows in Global WAM
Significant momentum continued into 3Q24 as the insurance business generated year-over-year growth of 40%, 47% and  39% in APE sales, new business CSM and NBV, respectively.
•Asia led with broad-based growth, generating 64%, 45% and 55% year-over-year growth in APE sales, new business CSM and NBV, respectively, reflecting higher sales volumes in Hong Kong, mainland
China, Singapore and Japan. NBV margin7 remained resilient at 38.8%.
•Canada delivered solid new business results; higher sales in participating life insurance and Group
Insurance were more than offset by the non-recurrence of a large affinity market sale in 3Q23. APE sales

M a n u li f e R e p o rt s S e c o n d Q u a r t e r 2 0 2 3 R e s u lt s
and NBV were down 20% and 7%, respectively, while new business CSM increased 86% due to strong individual insurance and segregated fund sales.
•U.S. delivered double-digit growth in APE sales, new business CSM and NBV of 23%, 30% and 36%, respectively, reflecting a rebound in demand from affluent customers for accumulation insurance products.
Global WAM net inflows of $5.2 billion in 3Q24, increased $6.0 billion compared with net outflows of $0.8 billion in 3Q23, reflecting strong Retail net flows across all geographies
•Retirement net inflows of $0.6 billion in 3Q24 increased from net outflows of $3.4 billion in 3Q23, primarily driven by the non-recurrence of a large-case retirement plan redemption in the U.S. in 3Q23.
•Retail net inflows of $3.9 billion in 3Q24 increased from net outflows of $0.2 billion in 3Q23, due to increased demand for investment products amid an equity market recovery and improved investor sentiment, as well as the onboarding of several new advisors in Canada wealth.
•Institutional Asset Management net inflows of $0.7 billion in 3Q24 decreased compared with net inflows of
$2.8 billion in 3Q23, reflecting higher redemptions in fixed income mandates.
Growth in new business continues to drive higher organic CSM and CSM balance
CSM15 was $20,930 million as at September 30, 2024
CSM increased $490 million compared with December 31, 2023. Organic CSM movement contributed $724 million of the increase for the first three quarters of 2024, primarily driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings and adverse insurance experience.
Inorganic CSM movement was a decrease of $234 million for the same period, primarily driven by the impacts of reinsurance transactions and the annual review of actuarial methods and assumptions, partially offset by favourable impacts of changes in foreign currency exchange rates and equity market performance. Post-tax CSM net of NCI2 was $18,595 million as at September 30, 2024.
Annual Review of Actuarial Methods and Assumptions
We completed our annual review of actuarial methods and assumptions, which resulted in a net favourable impact of a $174 million16 decrease in pre-tax fulfillment cash flows. Under IFRS 17, the impact of the annual review of actuarial methods and assumptions is reported in several places. The $174 million decrease in pre-tax fulfillment cash flows in 3Q24 was comprised of a decrease in pre-tax net income attributed to shareholders of
$250 million ($199 million post-tax), an increase in pre-tax net income attributed to participating policyholders of
$29 million ($21 million post-tax), a decrease in CSM of $421 million, an increase in pre-tax other comprehensive income attributed to shareholders of $771 million ($632 million post-tax), and an increase in pre-tax other comprehensive income attributed to participating policyholders of $45 million ($32 million post-tax). The actuarial review this year included updates to our lapse assumptions for non-participating products in our U.S. life insurance business and in our International High Net Worth business in Asia segment, updates to discount rates used in the valuation of our non-participating business, a review of our reinsurance contracts and risk adjustment, updates to our global expense assumptions, updates to mortality and morbidity assumptions in certain products in
Asia, as well as other methodology refinements.

1.Record levels of total company annualized premium equivalent (“APE”) sales, new business contractual service margin (“new business CSM”) and new business value (“NBV”).
2.Core earnings and post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”) are non-GAAP financial measures. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” below and in our 3Q24 Management’s Discussion and Analysis
(“3Q24 MD&A”).
3.Percentage growth / declines in core earnings, diluted core earnings per common share (“core EPS”), diluted earnings (loss) per share (“EPS”), core EPS excluding the impact of GMT, new business contractual service margin net of NCI (“new business CSM”), and net income attributed to shareholders are stated
on a constant exchange rate basis and are non-GAAP ratios.
4.Core EPS, core EPS excluding the impact of GMT, core ROE, core EBITDA margin, highest potential businesses core earnings contribution, expense efficiency ratio, adjusted book value per common share (“adjusted BV per common share”) and financial leverage ratio are non-GAAP ratios.
5.On June 20, 2024, Canada enacted the Global Minimum Tax Act. The impact was reflected in Corporate & Other in situations where GMT was not substantively enacted in local jurisdictions where we operated as of September 30, 2024.
6.Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”) as at September 30, 2024. LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure
Requirements guideline.
7.For more information on annualized premium equivalent (“APE”) sales, NBV, Global Wealth and Asset Management (“Global WAM”) net flows, gross flows, average asset under management and administration (“average AUMA”) and new business value margin (“NBV margin”), see “Non-GAAP and other financial measures” below. In this news release, percentage growth/decline in APE sales, NBV, net flows, gross flows and average AUMA are stated on a constant exchange rate basis.

M a n u li f e R e p o rt s S e c o n d Q u a r t e r 2 0 2 3 R e s u lt s
8.Refer to “Results at a Glance” for 3Q24 and 3Q23 results.
9.As of October 31, 2024.
10.Manulife Pro is available in Singapore, Vietnam, Indonesia, Japan and Hong Kong.
11.Net promoter score (“NPS”).
12.Compared with registration in May 2024, prior to the soft launch of the app in June 2024.
13.Jianhui Zhao, Liying Xu, et al - Global trends in incidence, death, burden and risk factors of early-onset cancer from 1990 to 2019: BMJ Oncology 2023.
14.See section A1 “Profitability” in our 3Q24 MD&A for more information on notable items attributable to core earnings and net income attributed to shareholders.
15.Net of non-controlling interests (“NCI”).
16.This amount excludes the portion related to NCI.

M a n u li f e R e p o rt s S e c o n d Q u a r t e r 2 0 2 3 R e s u lt s
Quarterly Results Conference Call
Manulife will host a conference call and live webcast on its third quarter 2024 results on November 7, 2024, at
8:00 a.m. (ET). To access the conference call, dial 1-800-806-5484 or 1-416-340-2217 (Passcode: 3664682#).
Please call in 15 minutes before the scheduled start time. You will be required to provide your name and organization to the operator. You may access the webcast at manulife.com/en/investors/results-and-reports.
The archived webcast will be available following the call at the same URL as above. A replay of the call will also be available until December 7, 2024, by dialing 1-800-408-3053 or 1-905-694-9451 (Passcode: 5071593#).
The Third Quarter 2024 Statistical Information Package is also available on the Manulife website at
www.manulife.com/en/investors/results-and-reports.
This earnings news release should be read in conjunction with the Company’s Third Quarter 2024 Report to
Shareholders, including our unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2024, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which is available on our website at https://
www.manulife.com/en/investors/results-and-reports.html. The Company’s 3Q24 MD&A and additional information relating to the Company is available on the SEDAR+ website at http://www.sedarplus.ca and on the U.S.
Securities and Exchange Commission’s (“SEC”) website at http://www.sec.gov.
Any information contained in, or otherwise accessible through, websites mentioned in this news release does not form a part of this document unless it is expressly incorporated by reference.
Media InquiriesInvestor Relations
Anne HammerHung Ko
(201) 925-1213(416) 806-9921
ahammer@manulife.com Hung_Ko@manulife.com

M a n u li f e R e p o rt s S e c o n d Q u a r t e r 2 0 2 3 R e s u lt s
Earnings
The following table presents net income attributed to shareholders, consisting of core earnings and details of the items excluded from core earnings:

	Quarterly Results			YTD Results
($ millions)	3Q24	2Q24	3Q23	2024	2023
Core earnings
Asia	$619	$647	$522	$1,923	$1,484
Canada	412	402	408	1,178	1,135
U.S.	411	415	442	1,278	1,285
Global Wealth and Asset Management	499	399	361	1,255	968
Corporate and Other	(113)	(126)	10	(315)	39
Total core earnings	$1,828	$1,737	$1,743	$5,319	$4,911
Items excluded from core earnings: Market experience gains (losses)	186	(665)	(1,022)	(1,258)	(1,657)
Change in actuarial methods and assumptions that flow directly through income	(199)	-	(14)	(199)	(14)
Restructuring charge	(20)	-	-	(20)	-
Reinsurance transactions, tax-related items and other	44	(30)	306	(95)	204
Net income attributed to shareholders	$1,839	$1,042	$1,013	$3,747	$3,444
Non-GAAP and other financial measures
The Company prepares its Consolidated Financial Statements in accordance with International Financial
Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses.
This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial
Measures Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); core earnings available to common shareholders;
core earnings before income taxes, depreciation and amortization (“core EBITDA”); core expenses, core earnings available to common shareholders excluding the impact of GMT; core revenue; adjusted book value; post-tax contractual service margin; and post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”). In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis:
any of the foregoing non-GAAP financial measures; net income attributed to shareholders; and common shareholders’ net income.
Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); core EPS excluding the impact of Global Minimum Tax (“GMT”); highest potential businesses core earnings contribution; expense efficiency ratio; adjusted book value per common share; financial leverage ratio; core EBITDA margin; and percentage growth/decline on a constant exchange rate basis in any of the above non-GAAP financial measures and non-GAAP ratios; net income attributed to shareholders; diluted earnings per common share (“EPS”); and new business CSM.
Other specified financial measures include NBV; APE sales; gross flows; net flows; average assets under management and administration (“average AUMA”); new business value margin (“NBV margin”); and percentage growth/decline in these foregoing specified financial measures. In addition, explanations of the components of the
CSM movement, other than the new business CSM were provided in the 3Q24 MD&A.
Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see the section “Non-GAAP and other financial measures” in our 3Q24 MD&A, which is incorporated by reference.

M a n u li f e R e p o rt s S e c o n d Q u a r t e r 2 0 2 3 R e s u lt s
Reconciliation of core earnings to net income attributed to shareholders – 3Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,059	$578	$18	$519	$167	$2,341
Income tax (expenses) recoveries
Core earnings	(65)	(104)	(112)	(6)	(28)	(315)
Items excluded from core earnings	26	(10)	99	(14)	(60)	41
Income tax (expenses) recoveries	(39)	(114)	(13)	(20)	(88)	(274)
Net income (post-tax)	1,020	464	5	499	79	2,067
Less: Net income (post-tax) attributed to
Non-controlling interests	130	-	-	1	-	131
Participating policyholders	63	34	-	-	-	97
Net income (loss) attributed to shareholders (post-tax)	827	430	5	498	79	1,839
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	213	16	(204)	28	133	186
Changes in actuarial methods and assumptions that flow directly through income	(5)	2	(202)	-	6	(199)
Restructuring charge	-	-	-	(20)	-	(20)
Reinsurance transactions, tax related items and other	-	-	-	(9)	53	44
Core earnings (post-tax)	$619	$412	$411	$499	$(113)	$1,828
Income tax on core earnings (see above)	65	104	112	6	28	315
Core earnings (pre-tax)	$684	$516	$523	$505	$(85)	$2,143
Core earnings, CER basis and U.S. dollars – 3Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$619	$412	$411	$499	$(113)	$1,828
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$619	$412	$411	$499	$(113)	$1,828
Income tax on core earnings, CER basis(2)	65	104	112	6	28	315
Core earnings, CER basis (pre-tax)	$684	$516	$523	$505	$(85)	$2,143
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$453		$302
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$453		$302
(1)The impact of updating foreign exchange rates to that which was used in 3Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q24.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 3Q24.

M a n u li f e R e p o rt s S e c o n d Q u a r t e r 2 0 2 3 R e s u lt s
Reconciliation of core earnings to net income attributed to shareholders – 2Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$763	$141	$156	$383	$(59)	$1,384
Income tax (expenses) recoveries
Core earnings	(64)	(107)	(95)	(46)	(8)	(320)
Items excluded from core earnings	(51)	68	74	14	(37)	68
Income tax (expenses) recoveries	(115)	(39)	(21)	(32)	(45)	(252)
Net income (post-tax)	648	102	135	351	(104)	1,132
Less: Net income (post-tax) attributed to
Non-controlling interests	38	-	-	1	-	39
Participating policyholders	28	23	-	-	-	51
Net income (loss) attributed to shareholders (post-tax)	582	79	135	350	(104)	1,042
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(58)	(364)	(280)	(7)	44	(665)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(7)	41	-	(42)	(22)	(30)
Core earnings (post-tax)	$647	$402	$415	$399	$(126)	$1,737
Income tax on core earnings (see above)	64	107	95	46	8	320
Core earnings (pre-tax)	$711	$509	$510	$445	$(118)	$2,057
Core earnings, CER basis and U.S. dollars – 2Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$647	$402	$415	$399	$(126)	$1,737
CER adjustment(1)	7	-	(2)	(1)	1	5
Core earnings, CER basis (post-tax)	$654	$402	$413	$398	$(125)	$1,742
Income tax on core earnings, CER basis(2)	65	107	95	46	8	321
Core earnings, CER basis (pre-tax)	$719	$509	$508	$444	$(117)	$2,063
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$472		$303
CER adjustment US $(1)	6		-
Core earnings, CER basis (post-tax), US $	$478		$303
(1)The impact of updating foreign exchange rates to that which was used in 3Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q24.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 2Q24.

M a n u li f e R e p o rt s S e c o n d Q u a r t e r 2 0 2 3 R e s u lt s
Reconciliation of core earnings to net income attributed to shareholders – 3Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$439	$376	$68	$366	$(75)	$1,174
Income tax (expenses) recoveries
Core earnings	(62)	(109)	(93)	(59)	30	(293)
Items excluded from core earnings	(73)	15	97	11	294	344
Income tax (expenses) recoveries	(135)	(94)	4	(48)	324	51
Net income (post-tax)	304	282	72	318	249	1,225
Less: Net income (post-tax) attributed to
Non-controlling interests	25	-	-	-	-	25
Participating policyholders	195	(8)	-	-	-	187
Net income (loss) attributed to shareholders (post-tax)	84	290	72	318	249	1,013
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(286)	(159)	(476)	(43)	(58)	(1,022)
Changes in actuarial methods and assumptions that flow directly through income	(157)	37	106	-	-	(14)
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	5	4	-	-	297	306
Core earnings (post-tax)	$522	$408	$442	$361	$10	$1,743
Income tax on core earnings (see above)	62	109	93	59	(30)	293
Core earnings (pre-tax)	$584	$517	$535	$420	$(20)	$2,036
Core earnings, CER basis and U.S. dollars – 3Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$522	$408	$442	$361	$10	$1,743
CER adjustment(1)	4	-	7	4	1	16
Core earnings, CER basis (post-tax)	$526	$408	$449	$365	$11	$1,759
Income tax on core earnings, CER basis(2)	62	109	95	59	(30)	295
Core earnings, CER basis (pre-tax)	$588	$517	$544	$424	$(19)	$2,054
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$390		$329
CER adjustment US $(1)	(4)		-
Core earnings, CER basis (post-tax), US $	$386		$329
(1)The impact of updating foreign exchange rates to that which was used in 3Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q24.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 3Q23.

M a n u li f e R e p o rt s S e c o n d Q u a r t e r 2 0 2 3 R e s u lt s
Reconciliation of core earnings to net income attributed to shareholders – YTD 2024
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$2,416	$1,100	$20	$1,328	$113	$4,977
Income tax (expenses) recoveries
Core earnings	(196)	(302)	(310)	(110)	(3)	(921)
Items excluded from core earnings	(108)	66	322	(3)	(162)	115
Income tax (expenses) recoveries	(304)	(236)	12	(113)	(165)	(806)
Net income (post-tax)	2,112	864	32	1,215	(52)	4,171
Less: Net income (post-tax) attributed to
Non-controlling interests	223	-	-	2	-	225
Participating policyholders	117	82	-	-	-	199
Net income (loss) attributed to shareholders (post-tax)	1,772	782	32	1,213	(52)	3,747
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(95)	(439)	(1,018)	27	267	(1,258)
Changes in actuarial methods and assumptions that flow directly through income	(5)	2	(202)	-	6	(199)
Restructuring charge	-	-	-	(20)	-	(20)
Reinsurance transactions, tax related items and other	(51)	41	(26)	(49)	(10)	(95)
Core earnings (post-tax)	$1,923	$1,178	$1,278	$1,255	$(315)	$5,319
Income tax on core earnings (see above)	196	302	310	110	3	921
Core earnings (pre-tax)	$2,119	$1,480	$1,588	$1,365	$(312)	$6,240
Core earnings, CER basis and U.S. dollars – YTD 2024
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

		YTD 2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$1,923	$1,178	$1,278	$1,255	$(315)	$5,319
CER adjustment(1)	15	-	3	2	1	21
Core earnings, CER basis (post-tax)	$1,938	$1,178	$1,281	$1,257	$(314)	$5,340
Income tax on core earnings, CER basis(2)	197	302	312	110	3	924
Core earnings, CER basis (pre-tax)	$2,135	$1,480	$1,593	$1,367	$(311)	$6,264
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,413		$940
CER adjustment US $(1)	6		-
Core earnings, CER basis (post-tax), US $	$1,419		$940
(1)The impact of updating foreign exchange rates to that which was used in 3Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q24.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the respective quarters that make up
2024 year-to-date core earnings.

M a n u li f e R e p o rt s S e c o n d Q u a r t e r 2 0 2 3 R e s u lt s
Reconciliation of core earnings to net income attributed to shareholders – YTD 2023
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,397	$1,111	$507	$1,073	$241	$4,329
Income tax (expenses) recoveries
Core earnings	(203)	(291)	(289)	(149)	62	(870)
Items excluded from core earnings	(128)	34	223	9	209	347
Income tax (expenses) recoveries	(331)	(257)	(66)	(140)	271	(523)
Net income (post-tax)	1,066	854	441	933	512	3,806
Less: Net income (post-tax) attributed to
Non-controlling interests	104	-	-	1	-	105
Participating policyholders	229	28	-	-	-	257
Net income (loss) attributed to shareholders (post-tax)	733	826	441	932	512	3,444
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(553)	(350)	(917)	(41)	204	(1,657)
Changes in actuarial methods and assumptions that flow directly through income	(157)	37	106	-	-	(14)
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(41)	4	(33)	5	269	204
Core earnings (post-tax)	$1,484	$1,135	$1,285	$968	$39	$4,911
Income tax on core earnings (see above)	203	291	289	149	(62)	870
Core earnings (pre-tax)	$1,687	$1,426	$1,574	$1,117	$(23)	$5,781
Core earnings, CER basis and U.S. dollars – YTD 2023
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$1,484	$1,135	$1,285	$968	$39	$4,911
CER adjustment(1)	(11)	-	18	8	2	17
Core earnings, CER basis (post-tax)	$1,473	$1,135	$1,303	$976	$41	$4,928
Income tax on core earnings, CER basis(2)	199	291	293	149	(61)	871
Core earnings, CER basis (pre-tax)	$1,672	$1,426	$1,596	$1,125	$(20)	$5,799
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,104		$955
CER adjustment US $(1)	(24)		-
Core earnings, CER basis (post-tax), US $	$1,080		$955
(1)The impact of updating foreign exchange rates to that which was used in 3Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q24.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the respective quarters that make up 2023 year-to-date core earnings.

M a n u li f e R e p o rt s S e c o n d Q u a r t e r 2 0 2 3 R e s u lt s
Core earnings available to common shareholders
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
Core earnings	$1,828	$1,737	$1,754	$1,773	$1,743	$5,319	$4,911	$6,684
Less: Preferred share dividends and other equity distributions	56	99	55	99	54	210	204	303
Core earnings available to common shareholders	1,772	1,638	1,699	1,674	1,689	5,109	4,707	6,381
CER adjustment(1)	-	5	16	2	16	21	17	19
Core earnings available to common shareholders, CER basis	$1,772	$1,643	$1,715	$1,676	$1,705	$5,130	$4,724	$6,400
(1)The impact of updating foreign exchange rates to that which was used in 3Q24.
Core ROE
($ millions, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
Core earnings available to common shareholders	$1,772	$1,638	$1,699	$1,674	$1,689	$5,109	$4,707	$6,381
Annualized core earnings available to common shareholders (post-tax)	$7,049	$6,588	$6,833	$6,641	$6,701	$6,824	$6,293	$6,381
Average common shareholders’ equity (see below)	$42,609	$41,947	$40,984	$40,563	$39,897	$41,847	$40,081	$40,201
Core ROE (annualized) (%)	16.6%	15.7%	16.7%	16.4%	16.8%	16.3%	15.7%	15.9%
Average common shareholders’ equity
Total shareholders’ and other equity	$49,573	$48,965	$48,250	$47,039	$47,407	$49,573	$47,407	$47,039
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$42,913	$42,305	$41,590	$40,379	$40,747	$42,913	$40,747	$40,379
Average common shareholders’ equity	$42,609	$41,947	$40,984	$40,563	$39,897	$41,847	$40,081	$40,201
Core earnings available to common shareholders excluding the impact of GMT

For the three months ended September 30, 2024
($ millions and post-tax)	2024
Core earnings available to common shareholders	$1,772
Less: GMT included in core earnings	(61)
Core earnings available to common shareholders excluding the impact GMT	$1,833
CSM and post-tax CSM information
($ millions pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Sept 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023
CSM	$22,213	$21,760	$22,075	$21,301	$18,149
Less: CSM for NCI	1,283	1,002	986	861	780
CSM, net of NCI	$20,930	$20,758	$21,089	$20,440	$17,369
CER adjustment(1)	-	218	207	427	152
CSM, net of NCI, CER basis	$20,930	$20,976	$21,296	$20,867	$17,521
Post-tax CSM
CSM	$22,213	$21,760	$22,075	$21,301	$18,149
Marginal tax rate on CSM	(2,488)	(2,576)	(2,650)	(2,798)	(2,474)
Post-tax CSM	$19,725	$19,184	$19,425	$18,503	$15,675
CSM, net of NCI	$20,930	$20,758	$21,089	$20,440	$17,369
Marginal tax rate on CSM net of NCI	(2,335)	(2,468)	(2,542)	(2,692)	(2,377)
Post-tax CSM net of NCI	$18,595	$18,290	$18,547	$17,748	$14,992
(1) The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 3Q24.

M a n u li f e R e p o rt s S e c o n d Q u a r t e r 2 0 2 3 R e s u lt s
New business CSM(1) detail, CER basis
($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
New business CSM
Hong Kong	$254	$200	$168	$199	$167	$622	$477	$676
Japan	86	90	48	42	29	224	84	126
Asia Other	253	188	275	173	206	716	574	747
International High Net Worth								231
Mainland China								138
Singapore								244
Vietnam								87
Other Emerging Markets								47
Asia	593	478	491	414	402	1,562	1,135	1,549
Canada	95	76	70	70	51	241	154	224
U.S.	71	74	97	142	54	242	252	394
Total new business CSM	$759	$628	$658	$626	$507	$2,045	$1,541	$2,167
New business CSM, CER adjustment(2),(3)
Hong Kong	$-	$-	$1	$1	$3	$1	$7	$-
Japan	-	4	1	(1)	(1)	5	(5)	(8)
Asia Other	-	2	5	2	6	7	5	(5)
International High Net Worth								1
Mainland China								(1)
Singapore								-
Vietnam								(4)
Other Emerging Markets								(1)
Asia	-	6	7	2	8	13	7	(13)
Canada	-	-	-	-	1	-	-	-
U.S.	-	(1)	1	(1)	1	-	1	(1)
Total new business CSM	$-	$5	$8	$1	$10	$13	$8	$(14)
New business CSM, CER basis
Hong Kong	$254	$200	$169	$200	$170	$623	$484	$676
Japan	86	94	49	41	28	229	79	118
Asia Other	253	190	280	175	212	723	579	742
International High Net Worth								232
Mainland China								137
Singapore								244
Vietnam								83
Other Emerging Markets								46
Asia	593	484	498	416	410	1,575	1,142	1,536
Canada	95	76	70	70	52	241	154	224
U.S.	71	73	98	141	55	242	253	393
Total new business CSM, CER basis	$759	$633	$666	$627	$517	$2,058	$1,549	$2,153
(1) New business CSM is net of NCI.
(2) The impact of updating foreign exchange rates to that which was used in 3Q24.
(3) New business CSM for Asia Other is reported by country annually, on a full year basis. Other Emerging Markets within Asia Other include Indonesia, the
Philippines, Malaysia, Thailand, Cambodia and Myanmar.

M a n u li f e R e p o rt s S e c o n d Q u a r t e r 2 0 2 3 R e s u lt s
Net income financial measures on a CER basis
($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
Net income (loss) attributed to shareholders:
Asia	$827	$582	$363	$615	$84	$1,772	$733	$1,348
Canada	430	79	273	365	290	782	826	1,191
U.S.	5	135	(108)	198	72	32	441	639
Global WAM	498	350	365	365	318	1,213	932	1,297
Corporate and Other	79	(104)	(27)	116	249	(52)	512	628
Total net income (loss) attributed to shareholders	1,839	1,042	866	1,659	1,013	3,747	3,444	5,103
Preferred share dividends and other equity distributions	(56)	(99)	(55)	(99)	(54)	(210)	(204)	(303)
Common shareholders’ net income (loss)	$1,783	$943	$811	$1,560	$959	$3,537	$3,240	$4,800
CER adjustment(1)
Asia	$-	$(10)	$3	$1	$-	$(7)	$17	$18
Canada	-	1	2	(5)	3	3	2	(3)
U.S.	-	(1)	5	(2)	-	4	13	11
Global WAM	-	(1)	3	-	4	2	8	8
Corporate and Other	-	(1)	-	-	(7)	(1)	(20)	(20)
Total net income (loss) attributed to shareholders	-	(12)	13	(6)	-	1	20	14
Preferred share dividends and other equity distributions	-	-	-	-	-	-	-	-
Common shareholders’ net income (loss)	$-	$(12)	$13	$(6)	$-	$1	$20	$14
Net income (loss) attributed to shareholders, CER basis
Asia	$827	$572	$366	$616	$84	$1,765	$750	$1,366
Canada	430	80	275	360	293	785	828	1,188
U.S.	5	134	(103)	196	72	36	454	650
Global WAM	498	349	368	365	322	1,215	940	1,305
Corporate and Other	79	(105)	(27)	116	242	(53)	492	608
Total net income (loss) attributed to shareholders, CER basis	1,839	1,030	879	1,653	1,013	3,748	3,464	5,117
Preferred share dividends and other equity distributions, CER basis	(56)	(99)	(55)	(99)	(54)	(210)	(204)	(303)
Common shareholders’ net income (loss), CER basis	$1,783	$931	$824	$1,554	$959	$3,538	$3,260	$4,814
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$606	$424	$270	$452	$63	$1,300	$543	$995
CER adjustment, US $(1)	-	(5)	(2)	(1)	(1)	(7)	6	5
Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$606	$419	$268	$451	$62	$1,293	$549	$1,000
(1)The impact of updating foreign exchange rates to that which was used in 3Q24.
(2)Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.

Adjusted book value

As at ($ millions)	Sept 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023
Common shareholders’ equity	$42,913	$42,305	$41,590	$40,379	$40,747
Post-tax CSM, net of NCI	18,595	18,290	18,547	17,748	14,992
Adjusted book value	$61,508	$60,595	$60,137	$58,127	$55,739

M a n u li f e R e p o rt s S e c o n d Q u a r t e r 2 0 2 3 R e s u lt s
Reconciliation of Global WAM core earnings to core EBITDA
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
Global WAM core earnings (post-tax)	$499	$399	$357	$353	$361	$1,255	$968	$1,321
Add back taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expenses) recoveries (see above)	6	46	58	55	59	110	149	204
Amortization of deferred acquisition costs and other depreciation	48	49	42	45	41	139	121	166
Amortization of deferred sales commissions	19	19	20	21	19	58	59	80
Core EBITDA	$572	$513	$477	$474	$480	$1,562	$1,297	$1,771
CER adjustment(1)	-	(2)	4	(1)	5	2	10	9
Core EBITDA, CER basis	$572	$511	$481	$473	$485	$1,564	$1,307	$1,780
(1)The impact of updating foreign exchange rates to that which was used in 3Q24.
Core EBITDA margin and core revenue

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
Core EBITDA margin
Core EBITDA	$572	$513	$477	$474	$480	$1,562	$1,297	$1,771
Core revenue	$2,055	$1,948	$1,873	$1,842	$1,783	$5,876	$5,261	$7,103
Core EBITDA margin	27.8%	26.3%	25.5%	25.7%	26.9%	26.6%	24.7%	24.9%
Global WAM core revenue
Other revenue per financial statements	$1,928	$1,849	$1,808	$1,719	$1,645	$5,585	$5,027	$6,746
Less: Other revenue in segments other than Global WAM	53	40	58	31	(64)	151	6	37
Other revenue in Global WAM (fee income)	$1,875	$1,809	$1,750	$1,688	$1,709	$5,434	$5,021	$6,709
Investment income per financial statements	$4,487	$4,261	$4,251	$4,497	$4,028	$12,999	$11,683	$16,180
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	1,730	564	538	2,674	(2,430)	2,832	464	3,138
Total investment income	6,217	4,825	4,789	7,171	1,598	15,831	12,147	19,318
Less: Investment income in segments other than Global WAM	5,991	4,687	4,649	6,941	1,578	15,327	11,945	18,886
Investment income in Global WAM	$226	$138	$140	$230	$20	$504	$202	$432
Total other revenue and investment income in Global WAM	$2,101	$1,947	$1,890	$1,918	$1,729	$5,938	$5,223	$7,141
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	33	(9)	8	63	(54)	32	(35)	28
Revenue related to integration and acquisitions	13	8	9	13	-	30	(3)	10
Global WAM core revenue	$2,055	$1,948	$1,873	$1,842	$1,783	$5,876	$5,261	$7,103

M a n u li f e R e p o rt s S e c o n d Q u a r t e r 2 0 2 3 R e s u lt s
Core expenses
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
Core expenses
General expenses - Statements of Income	$1,204	$1,225	$1,102	$1,180	$1,042	$3,531	$3,150	$4,330
Directly attributable acquisition expense for contracts measured using the PAA method and for other products without a CSM(1)	36	39	38	42	37	113	105	147
Directly attributable maintenance expense(1)	509	509	539	565	544	1,557	1,640	2,205
Total expenses	1,749	1,773	1,679	1,787	1,623	5,201	4,895	6,682
Less: General expenses included in items excluded from core earnings
Restructuring charge	25	-	-	46	-	25	-	46
Integration and acquisition	-	57	-	8	-	57	-	8
Legal provisions and Other expenses	8	3	6	8	1	17	70	78
Total	33	60	6	62	1	99	70	132
Core expenses	$1,716	$1,713	$1,673	$1,725	$1,622	$5,102	$4,825	$6,550
CER adjustment(2)	-	1	11	2	12	12	19	21
Core expenses, CER basis	$1,716	$1,714	$1,684	$1,727	$1,634	$5,114	$4,844	$6,571
Total expenses	$1,749	$1,773	$1,679	$1,787	$1,623	$5,201	$4,895	$6,682
CER adjustment(2)	-	1	11	2	12	12	19	21
Total expenses, CER basis	$1,749	$1,774	$1,690	$1,789	$1,635	$5,213	$4,914	$6,703
(1)Expenses are components of insurance service expenses on the Statements of Income that flow directly through income. (2)The impact of updating foreign exchange rates to that which was used in 3Q24.
Core earnings contribution from highest potential businesses
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD Results
	2024	2023
Core earnings highest potential businesses(1)	$3,745	$2,950
Core earnings - All other businesses	1,574	1,961
Core earnings	5,319	4,911
Items excluded from core earnings	(1,572)	(1,467)
Net income (loss) attributed to shareholders	$3,747	$3,444
Highest potential businesses core earnings contribution	70%	60%
(1)Includes core earnings from Asia and Global WAM segments, Canada Group Benefits, and behavioral insurance products.

M a n u li f e R e p o rt s S e c o n d Q u a r t e r 2 0 2 3 R e s u lt s
CAUTION REGARDING FORWARD-LOOKING STATEMENTS:
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our ability to achieve our medium-term financial and operating targets, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”,
“expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”,
“restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impacts of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels;
unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; geopolitical uncertainty, including international conflicts;
acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems;
environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the
Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk
Factors Update” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in
our most recent interim report, and in the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports, as well as elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.